2024
ANNUAL
REVIEW

COMMUNITY

AT HEART



We are deeply committed to the people and places we serve, working to support the diverse needs of families, businesses, and local organizations through personalized service, strong relationships, and community investment. Our focus on growth, collaboration, and care helps build a stronger future together. We celebrate the individuals and organizations that strengthen our communities. Together, we are proud to embody what it means to have *community at heart.*



YOUTH PROGRAMS
ARTISTS
VOLUNTEERS
PARKS & RECREATION
TOURISM
SUSTAINABILITY
NATURE PRESERVES
CHARITIES
EDUCATION
SCIENCE & TECHNOLOGY
FAMILY
ENTREPRENEURS
TEACHERS
CULTURAL HERITAGE
BUSINESS DEVELOPMENT
VETERANS
ESSENTIAL WORKERS
HOSPITALITY
RETIREES
SMALL BUSINESSES
COMMUNITY   AT HEART
NON-PROFITS
FIRST RESPONDERS
HISTORY
AGRICULTURE
CAREGIVERS
HEALTH & WELLNESS
CONSERVATION
STUDENTS
HOMEBUYERS
ARTS & ENTERTAINMENT

REPORT TO SHAREHOLDERS



FOR OVER 168 YEARS, supporting the individuals and businesses that comprise our community has been **AT THE HEART** of all we do. Although we've grown from our beginnings as a local bank on Gettysburg's Lincoln Square, to the diversified financial services company we are today, our commitment to providing relationship-based services and reinvesting in our communities has never wavered, and is as strong today as it has ever been. In 2024, ACNB Corporation continued to deliver on our promise, by **SUPPORTING OUR COMMUNITIES** through our services, investments and dedicated staff, all while continuing to **PROVIDE STRONG FINANCIAL RESULTS** to our shareholders and execute our strategic plan. ACNB Corporation's strength has enabled us to be there for our clients, business partners, and other members of our community, through a wide range of economic circumstances, and we are confident that by **LIVING OUR VISION** of building relationships and finding solutions, we will be able to continue to support our community well into the future.

Traditions Bancorp, Inc. Acquisition

A major focus and strategic accomplishment for the Corporation in 2024 was the July announcement of the entry into a definitive agreement to acquire Traditions Bancorp, Inc., and its subsidiary Traditions Bank. This strategic acquisition, which closed effective February 1, 2025, represents two exceptional community banks coming together to become an even stronger organization that is prepared to serve its customers into the future. By acquiring Traditions Bank, ACNB Bank has expanded its community banking branch office network by 6 offices throughout York and Lancaster Counties in Pennsylvania, which will do business as "Traditions Bank, A Division of ACNB Bank." ACNB Bank has also retained Traditions Bank's first-class mortgage loan operation and team, which will do business throughout ACNB Bank's footprint as "Traditions Mortgage, A Division of ACNB Bank," under the leadership of Traditions Mortgage President Teresa L. Gregory. As a combined organization, ACNB Bank has an increased scale, efficiency, and product set to serve our customers. We are confident that together the combined company can deliver more to our communities and shareholders than either company could have on its own.

At the close of the acquisition, we welcomed three former Traditions Directors, Eugene J. Draganosky, Elizabeth F. Carson, and John M. Polli, to the Boards of Directors of ACNB Corporation and ACNB Bank. Mr. Draganosky has nearly 40 years of banking experience, and is the former CEO and Chair of the Board of Traditions Bancorp, Inc. and Traditions Bank, having held those roles since 2017 and 2023, respectively. Ms. Carson joined the Traditions Bank Board in 2015, after over 30 years of banking experience in a variety of leadership roles with community and regional banks, and completing her career as a senior vice president with M&T Bank. Mr. Polli, President & CEO of Reliance Student Transportation, was a member of the Traditions Bank Board of Directors since its founding in 2002, and has nearly 40 years of diverse business expertise, from serving as a public accountant to owning, managing, and advising businesses in the transportation, real estate, and insurance industries. We are confident that Mr. Draganosky, Ms. Carson, and Mr. Polli will enhance and add value to ACNB's Boards of Directors, and will provide us with valuable insight into the York and Lancaster markets and customers.

In addition, Michael Kochenour, one of the founders of Traditions Bank, and original CEO and Chairman of its Board, has joined ACNB Corporation as a Director emeritus. Mr. Kochenour's support of the transaction has been integral to this acquisition coming to fruition, and his continued input and contributions in this role will likewise greatly assist in furthering its success.

Many employees from both organizations have worked diligently throughout 2024 and into 2025 to evaluate and complete this acquisition and plan for the integration of our systems and people, and we would be remiss if we did not publicly acknowledge how immensely grateful we are for their efforts. We are truly fortunate to have a skilled and dedicated group of leaders and banking professionals within our company that are committed to delivering a successful integration and customer experience.

2024 Financial Performance

Our continued focus on community banking principles has produced another year of solid financial performance and continued strong returns for our shareholders. Net income for the year ended December 31, 2024 was $31.8 million, or $3.73 per common share. This represents a modest increase of $158 thousand, or 0.5%, over net income for the year ended December 31, 2023. Notably, the financial results for the year ended December 31, 2024 were impacted by $2.0 million in merger-related expenses incurred as a result of the Corporation's strategic acquisition of Traditions Bancorp, Inc.

The strong earnings in 2024 were primarily a function of the Corporation's relatively high net interest margin of 3.79% for the year, driven by solid loan growth and effective control of deposit and funding costs. We also saw meaningful increases in non-interest income compared to the prior year due primarily to increases in revenues from sales of insurance, wealth management fee income, and gain on sales of residential mortgage loans. The Corporation's return on average equity of 10.94% and return on average assets of 1.31% for 2024 reflect strong underlying performance across our businesses.

We view the financial results of 2024 positively, as the Corporation, like many banks and financial holding companies, continued to navigate an uncertain interest rate environment and changing monetary policy in 2024.

We are proud that our organization accomplished these strong operating results while continuing to grow and invest in our lines of business, working towards achieving our strategic initiatives, and exercising disciplined risk management and credit practices.

Shareholder Dividends and Equity

In 2024, ACNB Corporation furthered its long history of paying a sustainable and growing dividend to its shareholders. In 2024, the Corporation paid aggregate dividends of approximately $10.7 million to its shareholders, or $1.26 per share of common stock, with the quarterly dividend increasing from $0.30 per share to $0.32 per share starting in the second quarter of 2024. The amount of dividends paid per share in 2024 increased 10.52% over the $1.14 in dividends paid per share in 2023, and 18.87% over the $1.06 per share paid in 2022. We consider the Corporation's dividend payout, at a ratio of 33.6% of earnings in 2024, to be a means of rewarding our shareholders for their continued investment in the Corporation, while also allowing sufficient earnings to be retained by the Corporation for continued growth and reinvestment into the business.

At year-end 2024, total stockholders' equity was $303.3 million. As compared to $277.5 million at year-end 2023, this is an increase of 9.3%, due to earnings retained as capital in 2024 and new shares of common stock issued from our dividend reinvestment plan. Tangible book value increased to $29.51 per share as of year-end 2024, an 11.6% increase over the $26.44 as of year-end 2023.

ACNB Bank

ACNB Bank, the banking subsidiary, is the primary driver of revenues and profit at ACNB Corporation. Although the Bank's roots extend back to when it was established more than 168 years ago, the Bank's core business model of reinvesting its depositors' dollars into loans to individuals and businesses in our local communities is fundamentally the same now as it was when it was founded. Today, ACNB Bank serves its local communities with banking and wealth management services via a network of 33 community

banking offices and one loan office located in southcentral Pennsylvania and northern Maryland. In addition, ACNB Bank continues to invest in new technology to better serve both our current and future customers, through an array of digital and mobile tools.

In 2024, the Bank focused on executing fundamental community banking principles, which led to notable loan growth and superior asset quality. Total loans outstanding were $1.68 billion at December 31, 2024, an increase of $54.9 million, or 3.4%, from year-end 2023. This increase was driven primarily by growth of $70.8 million, or 7.9%, in the commercial real estate loan portfolio in our core Pennsylvania and Maryland market areas in 2024. Despite the intense competition in the Corporation's market areas, management continues to focus on asset quality and disciplined underwriting standards in the loan origination process. Asset quality continues to be a key strength of the Bank, with non-performing loans to total loans at 0.40% at December 31, 2024, and net charge-offs to average loans outstanding at a remarkably low level of 0.02%.

It has always been the Bank's business model to reinvest depositors' dollars in loans to others in our communities. This endeavor occurs every business day at ACNB Bank with the continued goal of increasing loan growth in local markets, while maintaining a reasonable funding base by offering competitive deposit products and services. The Bank continues to benefit from a stable, low-cost funding source of customer deposits, contributing to its attractive net interest margin.

The employees of ACNB Bank also demonstrate their commitment to the communities in which they live and work through volunteerism and community involvement. In 2024, the Bank's employees supported 251 community organizations by collectively contributing more than 2,500 volunteer hours in the Bank's market areas. The community banking offices served as collection points for toys, school supplies, and food items to benefit local organizations. Additionally, 31 Bank leaders gave back to important causes in 2024 by serving as Board and/or committee members to 40 charitable organizations within the Bank's footprint. The Bank matched our employees' support of local organizations with their time by making financial contributions to 197 community organizations and non-profits in 2024.

Wealth Management

ACNB Bank's Wealth Management Division is composed of Trust & Investment Services staff and Wealth Advisors, with the goal of working in tandem to offer a full range of options for client investment planning and portfolio management. Under the Bank's trust powers, traditional fiduciary, investment and related services are provided to clients. Via a third-party relationship, ACNB Bank offers retail brokerage services under the brand of ACNB Wealth Advisors. With assets under management and administration of $683.8 million at December 31, 2024, the Wealth Management Division attained revenues from fiduciary, investment management, and brokerage activities of $4.2 million for the year, an increase of 16% over the prior year. Over the last 2 years, from the end of 2022 to the end of 2024, the Wealth Management Division has grown its assets under management and administration by over $165 million, representing a 31.8% increase. This significant growth is a testament to the Wealth Management Division's client-centered approach combined with favorable market performance during that period. 2024 was also the first full year for Trust & Investments Services staff on its new trust accounting platform that was implemented in the fall of 2023. This new system has expanded the efficiencies and capabilities of the Trust & Investment Services team to better serve its clients and deliver a modern platform that is expected in conjunction with its personalized, relationship-based service.

ACNB Insurance Services, Inc.

2024 was also a successful year for ACNB Insurance Services, Inc., the full-service insurance agency that has been wholly-owned by ACNB Corporation since 2005. Revenues from this subsidiary's commissions from insurance sales is the most significant source of noninterest income for ACNB Corporation, totaling a record $9.8 million in 2024, a 4.7% increase over the $9.3 million generated in 2023. Net income from the agency in 2024 was $1.1 million, down slightly from a record $1.3 million in 2023, a result of the agency's efforts to balance profitability with growth for the future through investments in its staff, technology offerings, and community partnerships.

As a full-service insurance agency offering a broad range of property, casualty, liability, health, life, and disability insurance to both personal and commercial clients that is licensed to place business in 46 states, ACNB Insurance Services, Inc. adds diversity to ACNB Corporation's revenue stream by way of stable non-interest income derived from a larger geographic area. The agency is a strategic asset of the Corporation, and reinforces the Corporation's position in the marketplace as a complete provider of financial services encompassing both banking and insurance.

In Closing

With a firm foundation built on trust, relationships, and support of the individuals and businesses in our community, we are confident in our ability to grow our company well into the future. On behalf of our Boards of Directors and management team, we would like to express our gratitude to you, our shareholders, for your investment that has enabled us to fulfill our vision to be the independent financial services provider of choice in the markets that we serve by building relationships and finding solutions. With your support, we will continue to build an organization that is committed to sustainable growth and profitability, with the community at heart.

Sincerely,

ALAN J. STOCK
Chair of the Board

JAMES P. HELT
President & Chief Executive Officer

OUR CORE VALUES

We believe the success of this company is the responsibility of every employee.

We treat everyone with dignity and respect.

We tell the truth and keep our promises.

We encourage creative thinking and alternative solutions.

We recognize communication and teamwork are essential to building relationships.

We embrace change as an opportunity and see every challenge as a chance to make a difference.

We take ownership of every opportunity to satisfy our customers and our coworkers.

We work hard to exceed expectations, fulfill our mission, and live our values.

Positive. Professional. Proud.



● OUR PROFILE
AND GEOGRAPHY

∙ ∙

ACNB CORPORATION, headquartered in Gettysburg, PA, is the $3.26 billion financial holding company for the wholly-owned subsidiaries of ACNB Bank, Gettysburg, PA, and ACNB Insurance Services, Inc., Westminster, MD. Originally founded in 1857, ACNB Bank serves its marketplace with **BANKING AND WEALTH MANAGEMENT** services, including trust and retail brokerage, via a network of 33 community banking offices and one loan office located in the Pennsylvania counties of Adams, Cumberland, Franklin, Lancaster and York and the Maryland counties of Baltimore, Carroll and Frederick.

ACNB INSURANCE SERVICES, INC. is a full-service insurance agency with licenses in 46 states. The agency offers a broad range of **PROPERTY, CASUALTY, HEALTH, LIFE AND DISABILITY INSURANCE** serving personal and commercial clients through office locations in Westminster, MD, and Gettysburg, PA.

For more information regarding ACNB Corporation and its subsidiaries, please visit **INVESTOR.ACNB.COM**.

∙ ∙











CUMBERLAND
LANCASTER
FRANKLIN
ADAMS
YORK
PENNSYLVANIA
CARROLL
MARYLAND
FREDERICK
BALTIMORE

OUR LOCATIONS

- ★ ACNB Corporation Operations Center
- ● ACNB Bank
- ■ ACNB Bank Loan Office
- ▲ ACNB Insurance Services, Inc.
- ● Traditions Bank, A Division of ACNB Bank
- ★ Traditions Center

Visit acnb.com and acnbinsurance.com for specific locations.

ACNB Corporation
ACNB BANK
ACNB INSURANCE SERVICES
TRADITIONS BANK A Division of ACNB Bank
TRADITIONS MORTGAGE A Division of ACNB Bank

FINANCIAL HIGHLIGHTS

FOR THE YEAR	2024	2023	2022
Net Interest Income	$83,611,000	$88,320,000	$83,425,000
Net Income	31,846,000	31,688,000	35,752,000
Cash Dividends Paid	10,713,000	9,702,000	9,117,000

PER COMMON SHARE			
Basic Earnings	$ 3.75	$ 3.72	$ 4.15
Diluted Earnings	3.73	3.71	4.15
Cash Dividends Paid	1.26	1.14	1.06
Book Value (Year-End)	35.61	32.73	28.78

AT YEAR-END			
Total Assets	$2,394,830,000	$2,418,847,000	$2,525,507,000
Total Loans	1,682,910,000	1,627,988,000	1,538,610,000
Total Deposits	1,792,501,000	1,861,813,000	2,198,975,000
Total Stockholders' Equity	303,273,000	277,461,000	245,042,000

KEY RATIOS			
Return on Average Assets	1.31%	1.32%	1.31%
Return on Average Equity	10.94%	12.23%	14.35%
Dividend Payout	33.64%	30.62%	25.50%
Average Stockholders' Equity to Average Assets	11.95%	10.83%	9.15%

FINANCIAL OVERVIEW

TOTAL ASSETS In Millions of Dollars



2020	2021	2022	2023	**2024**
$2,555.4	$2,787.0	$2,525.5	$2,418.8	**$2,394.8**

TOTAL DEPOSITS In Millions of Dollars



2020	2021	2022	2023	**2024**
$2,185.5	$2,426.4	$2,199.0	$1,861.8	**$1,792.5**

TOTAL LOANS In Millions of Dollars



2020	2021	2022	2023	**2024**
$1,637.8	$1,468.4	$1,538.6	$1,628.0	**$1,682.9**

TOTAL STOCKHOLDERS' EQUITY In Millions of Dollars



2020	2021	2022	2023	**2024**
$258.0	$272.1	$245.0	$277.5	**$303.3**

NET INCOME In Millions of Dollars



2020	2021	2022	2023	**2024**
$18.4/$23.0*	$27.8	$35.8	$31.7	**$31.8/$33.4†**

BOOK VALUE PER SHARE In Dollars



2020	2021	2022	2023	**2024**
$29.62	$31.35	$28.78	$32.73	**$35.61**

* Without the discrete expenses incurred as a result of the acquisition and integration of Frederick County Bancorp, Inc., net of the corresponding tax impact at the marginal tax rate, in the amount of $4,639,000, ACNB Corporation's net income for the year ended December 31, 2020, would have been $23,033,000 (non-GAAP).

† Without the discrete expenses incurred as a result of the acquisition and integration of Traditions Bancorp, Inc., net of the corresponding tax impact at the marginal tax rate, in the amount of $1,582,000, ACNB Corporation's net income for the year ended December 31, 2024, would have been $33,428,000 (non-GAAP).

CONSOLIDATED STATEMENTS OF CONDITION

Dollars in thousands, except per share data

	DECEMBER 31	
ASSETS	**2024**	2023
Cash and due from banks	$ 16,352	$ 21,442
Interest-bearing deposits with banks	30,910	44,516
Total Cash and Cash Equivalents	47,262	65,958
Equity securities with readily determinable fair values	919	928
Investment securities available for sale, at estimated fair value	393,975	451,693
Investment securities held to maturity, at amortized cost (fair value $56,924, $59,057)	64,578	64,600
Loans held for sale	426	280
Total loans, net of unearned income	1,682,910	1,627,988
Less: Allowance for credit losses	(17,280)	(19,969)
Loans, net	1,665,630	1,608,019
Premises and equipment, net	25,454	26,283
Right of use asset	2,663	2,615
Restricted investment in bank stocks	10,853	9,677
Investment in bank-owned life insurance	81,850	79,871
Investments in low-income housing partnerships	877	1,003
Goodwill	44,185	44,185
Intangible assets, net	7,838	9,082
Foreclosed assets held for resale	438	467
Other assets	47,882	54,186
Total Assets	**$ 2,394,830**	$ 2,418,847
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	$ 451,503	$ 500,332
Interest-bearing	1,340,998	1,361,481
Total Deposits	1,792,501	1,861,813
Short-term borrowings	15,826	56,882
Long-term borrowings	255,333	195,292
Lease Liability	2,764	2,615
Allowance for unfunded commitments	1,394	1,719
Other liabilities	23,739	23,065
Total Liabilities	**2,091,557**	2,141,386
Stockholders' Equity:		
Preferred stock ($2.50 par value; 20,000,000 shares authorized; no shares outstanding at December 31, 2024 and 2023)	—	—
Common stock ($2.50 par value; 20,000,000 shares authorized; 8,945,293 and 8,896,119 shares issued; 8,553,785 and 8,511,453 shares outstanding at December 31, 2024 and 2023, respectively)	22,357	22,231
Treasury stock, at cost (391,508 and 384,666 shares at December 31, 2024 and 2023, respectively)	(11,203)	(10,954)
Additional paid-in capital	99,163	97,602
Retained earnings	234,624	213,491
Accumulated other comprehensive loss	(41,668)	(44,909)
Total Stockholders' Equity	**303,273**	277,461
Total Liabilities and Stockholders' Equity	**$ 2,394,830**	$ 2,418,847

See the consolidated financial statements and accompanying notes presented in the Corporation's Annual Report on Form 10-K.

CONSOLIDATED STATEMENTS OF INCOME

Dollars in thousands, except per share data

	YEARS ENDED DECEMBER 31	
INTEREST AND DIVIDEND INCOME	**2024**	2023
Loans, including fees:		
Taxable	$ 90,547	$ 79,433
Tax-exempt	1,232	1,405
Securities:		
Taxable	10,748	10,985
Tax-exempt	1,136	1,168
Dividends	970	331
Other	2,832	3,318
Total Interest and Dividend Income	107,465	96,640
INTEREST EXPENSE		
Deposits	11,194	3,695
Short-term borrowings	859	898
Long-term borrowings	11,801	3,727
Total Interest Expense	23,854	8,320
Net Interest Income	83,611	88,320
(Reversal of) Provision for credit losses	(2,437)	860
Reversal of unfunded commitments	(326)	(16)
Net Interest Income After (Reversal of) Provisions For Credit Losses and Unfunded Commitments	86,374	87,476
NONINTEREST INCOME		
Insurance commissions	9,754	9,319
Wealth management	4,226	3,644
Service charges on deposits	4,144	3,958
ATM debit card charges	3,303	3,348
Earnings on investment in bank-owned life insurance	1,979	1,878
Gain from mortgage loans held for sale	301	56
Net gains (losses) on sales or calls of investment securities	69	(5,240)
Net (losses) gains on equity securities	(9)	18
Gain on assets held for sale	—	337
Other	963	1,127
Total NonInterest Income	24,730	18,445
NONINTEREST EXPENSES		
Salaries and employee benefits	42,929	40,931
Equipment	7,321	6,514
Net occupancy	4,162	3,908
Professional services	2,140	2,320
Other tax	1,446	1,269
FDIC and regulatory	1,425	1,388
Intangible assets amortization	1,244	1,424
Merger-related	2,045	—
Other	7,973	8,318
Total Noninterest Expenses	70,685	66,072
Income Before Income Taxes	40,419	39,849
Provision for income taxes	8,573	8,161
Net Income	$ 31,846	$ 31,688

BOARDS OF DIRECTORS

ACNB Corporation and ACNB Bank

Alan J. Stock
Retired Owner & President
Eicholtz Company
Chair of the Board
ACNB Corporation and ACNB Bank

Todd L. Herring
Market Director
Pivot – Athletico Physical Therapy
First Vice Chair of the Board
ACNB Corporation and ACNB Bank

Eugene J. Draganosky
Retired CEO
Traditions Bancorp, Inc.
& Traditions Bank
Second Vice Chair of the Board
ACNB Corporation and ACNB Bank

Elizabeth F. Carson
Retired Senior Vice President
M&T Bank

Kimberly S. Chaney
Retired Owner
Kimberly S. Chaney, CPA LLC

Alexandra C. Chiaruttini
Chief Administrative Officer
& General Counsel
York Water Company

Frank Elsner, III
Owner & Managing Director
ODT Global, LLC

James P. Helt
President & CEO
ACNB Corporation and ACNB Bank

Scott L. Kelley, Esquire
Counsel
Barley Snyder LLP

James J. Lott
President
Bonnie Brae Fruit Farms, Inc.

Donna M. Newell
President & CEO
NTM Engineering, Inc.

John M. Polli
President & CEO
Reliance Student
Transportation, LLC

Daniel W. Potts
Retired Consultant
Deloitte Consulting

D. Arthur Seibel, Jr.
Retired Chief Operating Officer
Springdale Preparatory School

ACNB Insurance Services, Inc.

James P. Helt
Chair of the Board

Frank Elsner, III
Vice Chair of the Board

Kimberly S. Chaney
Eugene J. Draganosky
Scott L. Kelley, Esquire

Daniel W. Potts
Alan J. Stock

OFFICERS

ACNB Corporation

James P. Helt
President & Chief Executive Officer

Jason H. Weber
Executive Vice President/Treasurer
& Chief Financial Officer

Kevin J. Hayes
Senior Vice President/
General Counsel, Secretary,
& Chief Governance Officer



Executive Management & Boards Of Directors

FRONT | ACNB Bank Executive Management: Senior Vice President/Chief Risk Officer Andrew A. Bradley; Executive Vice President/Maryland Market President Mark E. Blacksten; Executive Vice President/Chief Strategy Officer Brett D. Fulk; Executive Vice President/Chief Credit Officer Laurie A. Laub; President & Chief Executive Officer James P. Helt; Executive Vice President/Treasurer & Chief Financial Officer Jason H. Weber; Executive Vice President/Chief Lending Officer Douglas A. Seibel; President/Traditions Bank, A Division of ACNB Bank, Thomas J. Sposito II; Senior Vice President/Human Resources Manager Emily E. Berwager; Senior Vice President/General Counsel, Secretary & Chief Governance Officer Kevin J. Hayes. **BACK |** ACNB Corporation and ACNB Bank Boards of Directors: Alexandra C. Chiaruttini; Kimberly S. Chaney; James J. Lott; Scott L. Kelley; Frank Elsner, III; John M. Polli; Chair of the Board Alan J. Stock; Vice Chair of the Board Todd L. Herring; Daniel W. Potts; Vice Chair of the Board Eugene J. Draganosky; D. Arthur Seibel, Jr.; Donna M. Newell; Elizabeth F. Carson.

OFFICERS

ACNB Bank

Executive & Senior Management

James P. Helt
President & Chief Executive Officer

Mark E. Blacksten
Executive Vice President/
Maryland Market President

Brett D. Fulk
Executive Vice President/
Chief Strategy Officer

Laurie A. Laub
Executive Vice President/
Chief Credit Officer

Douglas A. Seibel
Executive Vice President/
Chief Lending Officer

Thomas J. Sposito II
President
Traditions Bank,
A Division of ACNB Bank

Jason H. Weber
Executive Vice President/
Treasurer & Chief Financial Officer

Thomas J. Adkinson
Senior Vice President/
Operations Manager

Mark P. Bernier
Senior Vice President/
Wealth Management Officer

Emily E. Berwager
Senior Vice President/
Human Resources Manager

Andrew A. Bradley
Senior Vice President/
Chief Risk Officer

John S. Eaton
Senior Vice President/
Agribusiness Lending Manager

Teresa L. Gregory
President
Traditions Mortgage,
A Division of ACNB Bank

Scott E. Hartlaub
Senior Vice President/
Technology Services Manager

Kevin J. Hayes
Senior Vice President/
General Counsel, Secretary,
& Chief Governance Officer

Andrew P. Heck
Senior Vice President/
Regional Commercial
Lending Manager

Christopher A. Helt
Senior Vice President/
Regional Commercial
Lending Manager

Patrick K. Huffman
Senior Vice President/
Chief Accounting Officer
& Controller

Michael E. Huson
Senior Vice President/Executive
Commercial Lending Manager

Laura L. McCusker
Senior Vice President/
Community Banking Officer

Lisa A. Monthley
Senior Vice President/
Regional Sales Manager

Adnan Pasic
Senior Vice President/
Regional Commercial
Lending Manager

Gary W. Rappoldt
Senior Vice President/
Regional Commercial
Lending Manager

Jeffrey A. Schleicher
Senior Vice President/
Principal Treasury Officer

Merle J. Zehr
Senior Vice President/
Regional Commercial
Lending Manager

First Vice Presidents

Justin H. Peterman

Patrick O. Sease

Linda D. Senft

Vice Presidents

Justin C. Anderson
Mark J. Aswall
Daniel K. Baer
Duane E. Bock
Dawn M. Bornman
Sarah E. Brechbuehl
Michael S. Burrier
Jamie K. Cash
Cara Lynn Clabaugh
Joseph A. DeLizia
Carolyn M. Dull
C. Edward Hesson Jr.

Tiffany M. Faust
Stephanie N. Fitch
Joseph P. Flanagan
Melissa P. Fulmer
Christopher D. Grimm
Bonnie L. Gyenes
Vickie L. Hoffheins
Thomas A. Holmes
Grant J. Holub
John D. Husser
Michael P Kelly
Frank E. Koser II

Gregory S. Liegey
Nathan E. Lightner
Nicholas C. Litrenta
Julie A. Marshall
Lauren E. McMullen
Leslie R. Metzger
Donald C. Murphy
Robin L. Murray
Gregory D. Patterson
Arthur L. Rathell, III
Philip D. Redline
Kristi N. Riley-Platt

Linda S. Roth
Christine R. Settle
Michael W. Sharp
Thomas M. Slover
Kristen R. Snow
Anthony A. Spangler
Albert W. van Olden
Kathleen P. Wagner
Stephen R. Wientge
Jonathan M. Williams
Charles A. Wurster
Christina D. Ziser

Assistant Vice Presidents

Danielle L. Barto
Brittney L. Beckwith
Tonya A. Boczek
Amber R. Bowers
James W. Coombes
Elizabeth J. Dellinger
Ryan J. Dieter
Kacie N. Dillman

Ankhang N. Doan
Kellie J. Doherty
Corey V. Dorsey
Andrea D. Foore
Katie L. Force
Nathan E. Fuhrman
Jacqueline A. Grasley
Tyler A. Kauffman

Holly A. Keffer
Douglas R. Lindsay
Jared A. Lockwood
Joey L. Martin
Sylvia E. Mason
Zinnia Mayo
Lisa M. Miller
Stanley E. Miller

Barbara A. Morrison-Ritenour
Brian M. Neely
Zachary K. Pretty
Taylor D. Stetson
Ruby L. Sullivan
Timothy W. Utz
Gerald L. Waytashek
Gabriel S. Zepp

ACNB Insurance Services, Inc.

Mark A. Westcott
President & Chief Executive Officer

Kevin J. Hayes
Vice President & Secretary

Jason H. Weber
Vice President & Treasurer

Lynn M. Bennett
Vice President/Accounting

Justin C. Hockley
Vice President/Operations

Sharon H. Shaffer
Vice President/Personal
Risk Management

Lori S. Sullivan
General Manager
Vice President/Commercial
Risk Management

SHAREHOLDER INFORMATION

2025 Annual Meeting

The Annual Meeting of Shareholders for ACNB Corporation will be held on Tuesday, May 6, at 1:00 p.m. at the ACNB Corporation Operations Center, 100 V-Twin Drive, Gettysburg, PA. All proxy and other materials for the Annual Meeting are available at investor.acnb.com.

Stock Listing

ACNB Corporation common stock is listed and traded on The Nasdaq Stock Market LLC under the symbol ACNB.

Annual Report on Form 10-K

A copy of ACNB Corporation's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained, without charge, by contacting:

Investor Relations
ACNB Corporation
P.O. Box 3129
Gettysburg, PA 17325
717.339.5161
investor.relations@acnb.com

The Annual Report and other Corporation reports are also filed electronically with the Securities and Exchange Commission and are accessible by the public at sec.gov/edgar.

Transfer Agent, Registrar and Dividend Disbursing Agent

Continental Stock Transfer & Trust Company
1 State Street/30th Floor
New York, NY 10004-1561
continentalstock.com

For shareholder inquiries or information regarding the ACNB Corporation Dividend Reinvestment and Stock Purchase Plan, call Continental toll free at 1.800.509.5586.

CONTACT INFORMATION

ACNB Bank

acnb.com

Customer Contact Center
Toll Free 1.888.334.2262

24-Hour Telephone Banking Line
Toll Free 1.888.338.2262

ACNB Insurance Services, Inc.

acnbinsurance.com

Toll Free 1.800.289.4097

Forward-Looking Statements

In addition to historical information, this document may contain forward-looking statements. Examples of forward-looking statements include, but are not limited to, (a) projections or statements regarding future earnings, expenses, net interest income, other income, earnings or loss per share, asset mix and quality, growth prospects, capital structure, and other financial terms, (b) statements of plans and objectives of Management or the Board of Directors, and (c) statements of assumptions, such as economic conditions in the Corporation's market areas. Such forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "intends", "will", "should", "anticipates", or the negative of any of the foregoing or other variations thereon or comparable terminology, or by discussion of strategy. Forward-looking statements are subject to certain risks and uncertainties such as national, regional and local economic conditions, competitive factors, and regulatory limitations. Actual results may differ materially from those projected in the forward-looking statements. Such risks, uncertainties, and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: short-term and long-term effects of inflation and rising costs on the Corporation, customers and economy; effects of governmental and fiscal policies, as well as legislative and regulatory changes; banking system instability caused by failures and continuing financial uncertainty of various banks which may adversely impact the Corporation and its securities and loan values, deposit stability, capital adequacy, financial condition, operations, liquidity, and results of operations; effects of governmental and fiscal policies, as well as legislative and regulatory changes; effects of new laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) and their application with which the Corporation and its subsidiaries must comply; impacts of the capital and liquidity requirements of the Basel III standards or any similar standards; effects of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Financial Accounting Standards Board and other accounting standard setters; ineffectiveness of the business strategy due to changes in current or future market conditions; future actions or inactions of the United States government, including the effects of short-term and long-term federal budget and tax negotiations and a failure to increase the government debt limit or a prolonged shutdown of the federal government; effects of economic conditions particularly with regard to the negative impact of any pandemic, epidemic or health-related crisis and the responses thereto on the operations of the Corporation and current customers, specifically the effect of the economy on loan customers' ability to repay loans; effects of competition, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products and services; inflation, securities market and monetary fluctuations; risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities, and interest rate protection agreements, as well as interest rate risks; difficulties in acquisitions and integrating and operating acquired business operations, including information technology difficulties; challenges in establishing and maintaining operations in new markets; effects of technology changes; effects of general economic conditions and more specifically in the Corporation's market areas; failure of assumptions underlying the establishment of reserves for loan losses and estimations of values of collateral and various financial assets and liabilities; acts of war or terrorism or geopolitical instability; disruption of credit and equity markets; ability to manage current levels of impaired assets; loss of certain key officers; ability to maintain the value and image of the Corporation's brand and protect the Corporation's intellectual property rights; continued relationships with major customers; and, potential impacts to the Corporation from continually evolving cybersecurity and other technological risks and attacks, including additional costs, reputational damage, regulatory penalties, and financial losses. We caution readers not to place undue reliance on these forward-looking statements. They only reflect Management's analysis as of this date. The Corporation does not revise or update these forward-looking statements to reflect events or changed circumstances. Please carefully review the risk factors described in other documents the Corporation files from time to time with the SEC, including the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Please also carefully review any Current Reports on Form 8-K filed by the Corporation with the SEC.

OUR MISSION

ACNB Corporation, the financial holding company for ACNB Bank and ACNB Insurance Services, Inc., strives to serve the financial and insurance needs of consumers, businesses and other entities through the multiple delivery channels of these subsidiaries. In all of its endeavors, the Corporation seeks to maintain its strength and independence as a leader in the markets served. Our management is dedicated to maximizing long-term investment value to its shareholders by means of:

Providing and marketing quality financial products and services designed to focus on the customer's objectives;

Ensuring a productive, encouraging and growth-oriented work environment for staff members;

Adopting and leveraging new technologies for the benefit of customer service, operational efficiencies, and/or competitive position;

Managing human and capital resources for the dual purpose of effectively serving and satisfying customers' needs and enhancing the organization's profitability; and,

Contributing to the economic vitality and overall well-being of the communities served by actively participating as a responsible and caring corporate citizen.

Fundamental to ACNB Corporation's performance is the commitment to integrity and compliance in business conduct, as well as the recognition that our business is one built upon relationships and trust.



OUR VISION · To be the independent financial services **PROVIDER** of choice in the communities served by building **RELATIONSHIPS** and finding **SOLUTIONS**.

